Mail Stop 6010

July 12, 2005

Mr. William A. Ince
Chief Financial Officer
Integral Technologies, Inc.
805 W. Orchard Drive, Suite 3
Bellingham, Washington 98225

RE: Integral Technologies, Inc.
 Form 10-KSB for the fiscal year ended June 30, 2004
        Filed October 5, 2004
 File No. 0-28353

Dear Mr. Ince:

 We have completed our review of your Form 10-KSB and related
filings and do not, at this time, have any further comments.

        Sincerely,

        Martin F. James
        Senior Assistant Chief
Accountant
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